Exhibit 99.1

HUB Security Announces Strategic Initiatives and Upcoming Financial Results Amid U.S. Market Penetration Plans

EL AVIV, Israel, Nov. 05, 2024 (GLOBE NEWSWIRE) -- via IBN – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB Security”; or the “Company”), a leading provider of cybersecurity solutions and advanced data fabric, is pleased to provide an update on several initiatives and developments as it continues to enhance its market position and deliver value to its stakeholders.

The Company anticipates releasing its financial results for the six months ended June 30, 2024, by the end of November.

In addition, HUB Security is pleased to report a growing interest in expanding its products within its current customer base. A key contract with a leading European Bank is expected to expand the Company’s compliance offering from perpetual KYC services to using its advanced NLS (Screening) solution to efficiently screen customers at onboarding and at a frequency of their choice.

HUB Security’s pipeline of contracts for the Secured Data Fabric product continues to grow. As previously announced, the Company is in negotiations on a collaboration deal with a group of Western European banks.

On the professional IT services side of the business, HUB Security is also pleased to have added five new customers in Q3 2024. The Company has a pipeline of another 14 tenders already submitted and awaiting responses.

Looking ahead, HUB Security aims to strategically position itself for significant penetration into the U.S. market in Q1 2025, with dedicated efforts in research, development, and partnership building aimed at ensuring a successful entry and sustainable growth in this key region.

Noah Hershcoviz, CEO of HUB Security, stated, “We are making progress on all fronts, with steady advancement in existing contracts, supported by our expanded service capabilities and innovative product suite. Our focus remains fixed on strategic objectives, notably our planned entry into the U.S. market in 2025 and sustained capital deployment in Europe. We are committed to converting our substantial pipeline of prospects into revenue-generating contracts and plans to provide market updates as these milestones are achieved.”

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, customers, collaboration partners, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 16, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations
Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com